Exhibit 10.1

SEPARATION AND CONSULTING AGREEMENT

THIS SEPARATION AND CONSULTING AGREEMENT (this “Agreement”) dated as of November 30, 2016, and effective as of the Termination Date (as defined below), is entered into by and between OceanFirst Financial Corp. (the “Company”), OceanFirst Bank (the “Company Bank”) and Steven E. Brady (“Mr. Brady” and together with the Company and the Company Bank, the “Parties”).

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 12, 2016, by and among the Company, Masters Merger Sub Corp. (“Merger Sub”) and Ocean Shore Holding Co. (“Ocean Shore”), pursuant to which Merger Sub will merge with and into Ocean Shore, with Ocean Shore as the surviving corporation, and immediately thereafter, Ocean Shore will merge with and into the Company, with the Company as the surviving corporation (together, the “Mergers”, and the date of the closing of such Mergers, the “Closing Date”);

WHEREAS, Mr. Brady is party to an amended and restated employment agreement dated December 17, 2014, by and between Ocean Shore, Ocean City Home Bank (“Ocean Bank”) and Mr. Brady (the “Employment Agreement”), pursuant to which Mr. Brady serves as the President and Chief Executive Officer of Ocean Shore and Ocean Bank; and

WHEREAS, the Company and Mr. Brady desire to enter into this Agreement to set forth the Parties’ agreement as to Mr. Brady’s entitlements and continuing obligations in connection with his termination of employment with Ocean Shore and Ocean Bank on the Termination Date and service as a non-employee director of and consultant to the Company and the Company Bank thereafter.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the Parties hereto agree as follows:

1. Termination of Employment.

(a) Termination Date. The Parties agree that the Closing Date shall be the last day of Mr. Brady’s employment with Ocean Shore and Ocean Bank (the “Termination Date”) and that Mr. Brady’s service as the President and Chief Executive Officer of Ocean Shore and Ocean Bank shall terminate as of the Termination Date. Effective as of the Termination Date, Mr. Brady shall resign from all positions he held as an officer, director, benefit plan trustee or otherwise with respect to Ocean Shore and Ocean Bank or any of their subsidiaries. It is intended that the Termination Date shall constitute Mr. Brady’s “separation from service” from Ocean Shore and Ocean Bank within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). Mr. Brady’s termination of employment shall be treated as a voluntary termination of his employment With Good Reason for purposes of Section 12(b) of the Employment Agreement.

(b) Cash Payment. Mr. Brady shall receive a lump-sum cash payment equal to $2,108,900.00 (less any applicable withholdings, and subject to Section 1(f) below) (the “Cash Payment”) within five (5) calendar days following the date that the release of claims attached hereto as Exhibit A (the “Release”) becomes binding and irrevocable in accordance with its terms, provided that the Cash Payment shall be paid if, and only if, the Release is executed and becomes binding and irrevocable in accordance with its terms within sixty (60) calendar days following the Termination Date.

(c) Retirement Benefits. Mr. Brady shall receive a lump-sum cash payment equal to $191,415 (less any applicable withholdings) within ten (10) calendar days following the Termination Date in respect of the benefits he would have received had he remained employed over thirty-six (36) months following the Termination Date under any retirement programs (whether tax-qualified or nonqualified) in which Mr. Brady participated prior to the Termination Date.

(d) Health and Welfare Benefits Continuation. During the period of his service as a non-employee director of the Company and the Company Bank pursuant to Section 2 of this Agreement, Mr. Brady shall be entitled to participate in the following health and welfare benefit plans: (i) during the period of his service as a non-employee director commencing on the Termination Date and ending on December 31, 2017, the AmeriHealth PPO sponsored by Ocean Bank on terms no less favorable than the most favorable terms provided to other employees of the Company participating in such plan during such period and (ii) during the period of his service as a non-employee director commencing on January 1, 2018 (or such earlier date that the AmeriHealth PPO is no longer sponsored by Ocean Bank), the health and welfare benefit plans provided by the Company and the Company Bank for the benefit of their non-employee directors upon terms no less favorable than the most favorable terms provided to other non-employee directors during such period. In the event that Mr. Brady’s service as a non-employee director of the Company and the Company Bank terminates prior to the end of the thirty-six (36) month period following the Termination Date (the “Benefits Continuation Period”), Mr. Brady shall receive monthly lump-sum cash payments in lieu of any continued participation in such health and welfare benefit plans for the remainder of such thirty-six (36) month period following the Termination Date. Notwithstanding the foregoing, in the event that Mr. Brady demonstrates to the reasonable satisfaction of the Company that he will incur aggregate out of pocket costs under the health and welfare benefit plans provided by the Company and the Company Bank for the benefit of their non-employee directors in excess of $5,000 over the aggregate out of pocket costs incurred by Mr. Brady under the health and welfare benefit plans of Ocean Shore and Ocean Bank during the twelve (12) month period immediately prior to the Termination Date, Mr. Brady may, at any time prior to January 1, 2018 (or such earlier date that the AmeriHealth PPO is no longer sponsored by Ocean Bank), elect to obtain alternative health insurance coverage for himself and his spouse, and, if so elected by Mr. Brady, the Company shall, for the duration of the Benefits Continuation Period, contribute $43,200 annually (paid in twelve (12) monthly installments) toward the cost of such coverage (which amount shall increase by twenty percent (20%) on each anniversary of the Termination Date occurring during the Benefit Continuation Period).

(e) Medicare Supplement Coverage. Following the date that each of Mr. Brady and his spouse attain the age of 65, or, if later, the date that health and welfare benefits cease to be provided pursuant to Section 1(d) of this Agreement, the Company shall fund the cost of Medicare supplement coverage for Mr. Brady and his spouse for the remainder of their respective lives. The parties agree that the provider and terms of such coverage shall be selected from time to time by Mr. Brady during the applicable coverage period, the cost of which shall not exceed $5,000 per year.

(f) Full Satisfaction. The payments and benefits provided in this Section 1 shall be provided to Mr. Brady in full satisfaction of his rights under the Employment Agreement in connection with his termination of employment thereunder. Mr. Brady’s obligations under Section 10(c) of his Employment Agreement shall remain in effect following the Termination Date.

2. Appointment to the Board of Directors.

(a) Appointment. Effective as of the Termination Date, the Company shall, and shall cause the Company Bank, to appoint Mr. Brady to the Board of Directors of the Company and the Company Bank, in each case, to the class of directors to be reasonably determined by the Company and the Company Bank.

(b) Compensation for Board Service. Mr. Brady shall be eligible to receive compensation as a non-employee director of the Company and the Company Bank following his appointment to the Board of Directors of the Company and Company Bank in accordance with the Company’s non-employee director compensation program as then in effect, pro-rated for any portion of the year for which he did not serve as a non-employee director.

3. Consulting Services.

(a) Services. For the period beginning on Termination Date and expiring on the earlier of (A) the first anniversary of the date the operating systems of the Company and Ocean Shore are fully integrated and (B) the date that is eighteen (18) months following the Closing Date (the “Consulting Period”), Mr. Brady shall provide the following services to the Company and the Company Bank (the “Services”):

(i) Mr. Brady shall serve as the Chairman of the Advisory Board following his appointment to the Advisory Board effective as of the Termination Date in accordance with Section 6.12(b) of the Merger Agreement;

(ii) Mr. Brady shall serve as Vice Chairman for the Southern Division and provide services and advice regarding the integration and transition planning and implementation related to the Mergers contemplated by the Merger Agreement; and

(iii) Mr. Brady shall provide such other services as may be reasonably requested by the Company from time to time.

Notwithstanding the foregoing, Mr. Brady shall not be required to provide the Services for more than one (1) day per week during any part of the Consulting Period. It is the intent of the Parties that the Services shall not exceed twenty percent (20%) of the average level of services that Mr. Brady performed during the three (3) year period prior to the Termination Date.

(b) Consulting Fee. In exchange for the Services performed hereunder, the Company agrees to pay Mr. Brady $4,167 per month during the Consulting Period. Mr. Brady shall be eligible for business expense reimbursement in a manner consistent with the applicable expense reimbursement policies of the Company and the Company Bank, provided that all business expenses incurred by Mr. Brady are submitted to the President and Chief Executive Officer of the Company for approval. The fee for the Services shall be paid within thirty (30) days following the last day of each calendar month during the Consulting Period, with the last payment due within forty-five (45) days following the termination or expiration of the Consulting Period. In the event that the Company terminates the Services prior to the end of the Consulting Period, Mr. Brady shall continue to receive the monthly consulting fee for the remainder of the Consulting Period.

(c) Automobile Allowance. The Company shall continue to provide Mr. Brady with his existing vehicle and associated expenses for the Consulting Period. At the end of such Consulting Period, such vehicle shall be purchased by Mr. Brady from the Company at the net depreciated carry value of such vehicle as of the end of such period.

(d) Membership Dues. The Company shall pay annual dues not to exceed $12,000 per annum for a golf membership for Mr. Brady (in his own name) during the Consulting Period.

(e) Limit on Compensation. Notwithstanding anything set forth in this Agreement or in any other agreement to the contrary, in no event shall the total compensation paid to Mr. Brady pursuant to Sections 2 and 3 of this Agreement exceed $195,000 in any single twelve (12) month period.

(f) Administrative Matters. During the Consulting Period, Mr. Brady shall be provided with office space at Ocean Shore’s principal administrative offices in Ocean City, New Jersey. In addition, following the termination date, the Company shall take such steps as may be necessary to transfer Mr. Brady’s current cell phone number to his name.

(g) Status as Independent Contractor. In all matters relating to the Services, Mr. Brady shall be acting as an independent contractor. Neither Mr. Brady, nor any affiliated employees or subcontractors, shall be the agent(s) or employee(s) of the Company or the Company Bank under the meaning or application of any federal or state laws, including but not limited to unemployment insurance or worker’s compensation laws. Mr. Brady will be solely responsible for all income, business or other taxes imposed on the recipient and payable as a result of the fees paid for the Services. Mr. Brady shall not sign any agreement or make any commitments on behalf of the Company or the Company Bank, or bind the Company or the Company Bank in any way, nor shall Mr. Brady make any public statements concerning the Services that purport to be on behalf of the Company or the Company Bank, in each case without prior express written consent from the Company.

4. Other Payments and Benefits.

(a) Accrued Pay; Unused Vacation. Mr. Brady shall receive a lump sum cash payment (less any applicable withholdings) on the Termination Date in respect of his accrued but unpaid base salary and any accrued but unused vacation days earned through the Termination Date.

(b) Treatment of Outstanding Equity Awards. Each outstanding Ocean Shore Stock Option and Ocean Shore Restricted Stock Award held by Mr. Brady as of the Termination Date shall be treated in accordance with the terms of Section 1.7 of the Merger Agreement. Each Converted Company Stock Option (as defined in the Merger Agreement) held by Mr. Brady following the Termination Date shall remain exercisable for the remainder of its original ten (10) year term.

(c) Stock-Based Deferred Compensation Plan. Mr. Brady shall receive a single lump sum distribution in the form of an amount of cash and a number of shares of the Company’s common stock, par value $0.01 per share (“Company Common Stock”) equal to (i) the whole number of shares of Ocean Shore common stock credited to Mr. Brady under the Ocean City Home Bank Stock-Based Deferred Compensation Plan as of the Termination Date (which shall include any reinvestment of dividends prior to the Closing Date), multiplied by (ii) the Merger Consideration (as defined in the Merger Agreement), in full satisfaction of his deferred amounts under such plan. To the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, such lump sum distribution (less any applicable withholdings) shall be made on the first business day of the seventh (7th) month following the Termination Date (or, if earlier, Mr. Brady’s death).

(d) Salary Continuation Agreements.

(i) Payments. Pursuant to the terms of the salary continuation agreements dated December 18, 2002 and January 22, 2014, by and between Ocean Bank and Mr. Brady (the “Salary Continuation Agreements”), Mr. Brady shall be entitled to receive an annual benefit equal to $278,357 (the “Benefit Amount”). The Benefit Amount shall be paid in monthly installments equal to $23,196.42 (less any applicable withholdings) on the first day of each month commencing with the first business day of the seventh (7th) month following the Termination Date (or, if earlier, Mr. Brady’s death) and continuing for Mr. Brady’s life, with guaranteed payments of such monthly amount for two hundred and forty (240) months, provided that the first such payment shall include a lump sum cash payment equal to any monthly payments that that would have been payable during the first six (6) months following the Termination Date absent the requirements of Section 409A.

(ii) Funding Requirements. Effective as of the Termination Date, the Company shall make, or cause to be made, contributions to an irrevocable trust with First Bankers Trust Services, Inc. (the “Trust”) established with respect to the Salary Continuation Agreements in accordance with the requirements of such agreements. Within sixty (60) days following the date that the assets in the Trust no longer exceed $50,000, the Company shall make, or cause to be made, additional irrevocable contributions to the Trust in an amount such that the assets of the Trust, upon receipt of such contributions, are sufficient to fund Mr. Brady’s remaining benefits under the Salary Continuation Agreements (as determined by the Company’s independent accountant or actuary using reasonable assumptions). First Bankers Trust Services, Inc. or any successor thereto (the “Trustee”) shall be responsible for the payment to Mr. Brady of the monthly payments set forth in Section 4(d)(i) of this Agreement, provided that, to the extent the assets of the Trust are at any time insufficient to fund such benefits, the payment of such benefits shall remain the obligation of the Company and the Company Bank.

(iii) Death During the Benefit Period. If Mr. Brady dies after monthly payments have commenced pursuant to Section 4(d)(i) of the this Agreement, but before Mr. Brady has received all guaranteed payments, the remaining guaranteed payments shall be paid to Mr. Brady’s designated beneficiary at the same time such payments would have been paid to Mr.

Brady had Mr. Brady survived. Notwithstanding the foregoing, no benefit shall be payable pursuant to this Section 4(d)(iii) if, on the date of Mr. Brady’s death, Mr. Brady is eligible to receive benefits under a split-dollar life insurance agreement between Mr. Brady and the Company or the Company Bank that is in effect on such date.

(e) Supplemental Executive Retirement Plan.

(i) Mr. Brady shall receive lump sum distributions in full satisfaction of his accounts under the Amended and Restated Ocean City Home Bank Supplemental Executive Retirement Plan (the “SERP”) in accordance with the terms and conditions of such plan. To the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, such lump sum distributions (less any applicable withholdings) shall be made on the first business day of the seventh (7th) month following the Termination Date (or, if earlier, Mr. Brady’s death).

(ii) The Company shall make, or cause to be made, a contribution or contributions to the SERP sufficient to fund (i) the Supplemental ESOP Benefit in Section 4.01 of the SERP for the 2016 short plan year of the Ocean City Home Bank Employee Stock Ownership Plan (the “ESOP”) ending on the Closing Date, as determined by the ESOP’s recordkeeper and communicated to the Company, as well as (ii) the Supplemental Stock Ownership Benefit in Section 4.02 of the SERP.

(f) Other Plans. Mr. Brady’s right to receive vested payments and benefits under any other plan, program or arrangement (including, without limitation, the Ocean City Home Bank Savings and Investment Plan and the Amended and Restated Ocean City Home Bank Employee Stock Ownership Plan) shall be governed by the terms of such other plan, program or arrangement that are applicable to terminated employees.

5. Legal Fees. The Company shall reimburse Mr. Brady for all out-of-pocket expenses, including, without limitation, reasonable attorney’s fees, incurred by Mr. Brady in connection with successful enforcement by Mr. Brady of the obligations of the Company and the Company Bank to Mr. Brady under this Agreement. Successful enforcement shall meant the grant of an award of money or the requirement that the Company and the Company Bank take some action specified by this Agreement: (i) as a result of a court order, or (ii) otherwise by the Company and the Company bank following an initial failure of the Company and the Company Bank to pay such money or take such action promptly after written demand therefor from Mr. Brady stating the reason that such money or action was due under this Agreement at or prior to the time of such demand.

6. Restrictive Covenants.

(a) Non-Competition. During the period commencing on the Termination Date and ending thirty-six (36) months following the termination or expiration of the Consulting Period for any reason or no reason (the “Restricted Period”), Mr. Brady shall not directly or indirectly, either as a principal, agent, employee, employer, consultant, partner, shareholder of a closely held corporation or shareholder in excess of five percent (5%) of a publicly traded corporation, corporate officer or director, or in any other individual or representative capacity, engage or otherwise participate in any manner or fashion in any business that is a Competing Business in the Area. Mr. Brady covenants and agrees that this restrictive covenant is reasonable as to duration, terms and geographical area and that the same protects the legitimate interests of the Company, the Company Bank and their affiliates, imposes no undue hardship on Mr. Brady, is not injurious to the public, and that any violation of this restrictive covenant shall be specifically enforceable in any court with jurisdiction upon short notice. Solely for purposes of this paragraph: “Area” means any geographic area within fifty (50) miles of any office or branch of the Company, the Company Bank, or any of their successors or affiliates, determined as of the termination or expiration of the Consulting Period, and “Competing Business” means any entity whose business materially competes with the depository, lending or other business activities of the Company, the Company Bank or any of their successors or affiliates.

(b) Non-Solicitation of Employees. During the Restricted Period, Mr. Brady shall not, directly or indirectly, solicit or induce any officer, director, employee, agent or consultant of the Company, the Company Bank, or any of their successors, assigns, subsidiaries or affiliates to terminate his, her or its employment or other relationship with the Company, the Company Bank, or any of their successors, assigns, subsidiaries or affiliates for the purpose of associating with any competitor of the Company, the Company Bank, or any of their successors, assigns, subsidiaries or affiliates, or otherwise encourage any such person or entity to leave or sever his, her or its employment or other relationship with the Company, the Company Bank, or any of their successors, assigns, subsidiaries or affiliates, for any other reason.

(c) Disparaging Comments. Commencing on the Termination Date and thereafter, Mr. Brady shall not make any disparaging or defamatory comments regarding the Company or make any comments concerning any aspect of the termination of his relationship with the Company. Mr. Brady’s obligations under this subsection shall not apply to disclosures required by applicable law, regulation or order of any court or governmental agency.

(d) Confidentiality. All books of account, records, systems, correspondence, documents, and any and all other data, in whatever form, concerning or containing any reference to the works and business of the Company, the Company Bank or their affiliates shall belong to the Company and shall be given up to the Company whenever the Company requires Mr. Brady to do so. Mr. Brady shall not, at any time on or after the Termination Date, without the Company’s prior written consent, disclose to any person (individual or entity) any information or any trade secrets, plans or other information or data, in whatever form (including, without limitation, any financing strategies and practices, pricing information and methods, training and operational procedures, advertising, marketing, and sales information or methodologies or financial information concerning the Company’s, the Company Bank’s, or any of their affiliated companies’ or customers’ practices, businesses, procedures, systems, plans or policies (collectively, “Confidential Information”), nor shall Mr. Brady utilize any such Confidential Information in any way or communicate with or contact any such customer other than in connection with his services to the Company as set forth herein. Mr. Brady confirm that all Confidential Information constitutes the Company’s exclusive property, and that all of the restrictions on his activities contained herein and such other nondisclosure policies of the Company, the Company Bank or their affiliates are required for the Company’s reasonable protection. Confidential Information shall not include any information that has otherwise been disclosed to the public not in violation of this Agreement. This confidentiality provision shall survive the termination of this Agreement and shall not be limited by any other confidentiality agreements entered into with Company, the Company Bank or their affiliates. Pursuant to Section 7 of the Defend Trade Secrets Act of 2016 (which added 18 U.S.C. § 1833(b)), Mr. Brady acknowledges that he shall not have criminal or civil liability under any federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such Section. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section do not prohibit Mr. Brady from reporting violations of federal or state law or regulation to any governmental agency or from making other disclosures that are protected under the whistleblower provisions of federal or state law or regulation, nor do the confidentiality obligations require Mr. Brady to notify the Company regarding any such reporting, disclosure or cooperation with the government.

(e) Recovery of Compensation. Notwithstanding any other provision of this Agreement to the contrary, if Mr. Brady materially breaches any of the restrictive covenants set forth in Sections 6(a) and 6(b) of this Agreement on or following the Termination Date, then the Company shall be entitled to require that Mr. Brady repay to the Company an amount in cash equal to the amount attributed to the value of such restrictive covenants, as determined by an independent third-party valuation firm selected by the Company prior to the Termination Date. The Company will provide Mr. Brady with written notice of the breach and give him thirty (30) days to cure the breach, to the extent curable. Mr. Brady shall be required to repay the applicable amount within fourteen (14) days following the end of the cure period. This Section 6(e) shall be cumulative and not exclusive and shall be in addition to any other remedy at law or in equity available to the Company.

7. Cooperation. During the twenty-four (24) month period following the Termination Date, Mr. Brady agrees to make himself reasonably available (after taking into account his personal and professional schedule) to cooperate with the Company in matters that materially concern: (i) requests for information about the services Mr. Brady provided to the Company, its affiliates and their predecessors, (ii) the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company, its affiliates and their predecessors which relate to events or occurrences that transpired while Mr. Brady was employed by or providing services to the Company, its affiliates or their predecessors or (iii) any investigation or review by any federal, state or local regulatory, quasi-regulatory or self-governing authority as any such investigation or review relates to events or occurrences that transpired while Mr. Brady was employed by or providing services to the Company, its affiliates and their predecessors. Mr. Brady’s cooperation shall include: (A) making himself reasonably available to meet and speak with officers or employees of the Company, the Company’s counsel or any third-parties at the request of the Company at times and locations to be determined by the Company reasonably and in good faith, taking into account Mr. Brady’s business and personal needs and (B) giving accurate and truthful information at any interviews and accurate and truthful testimony in any legal proceedings or actions. Unless required by law or legal process, Mr. Brady will not knowingly or intentionally furnish information to or cooperate with any non-governmental entity in connection with any potential or pending proceeding or legal action involving matters arising during Mr. Brady’s employment with the Company, its affiliates and their predecessors.

8. Section 409A; Other Tax Matters. The Parties intend for the payments and benefits under this Agreement to be exempt from Section 409A or, if not so exempt, to be paid or provided in a manner which complies with the requirements of such section, and intend that this Agreement shall be construed and administered in accordance with such intention. Any payments that qualify for the “short-term deferral” exception or another exception under Section 409A shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A, each payment of compensation under this Agreement shall be treated as a separate payment of compensation. To the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six (6) month period immediately following Mr. Brady’s separation from service shall instead be paid on the first business day after the date that is six (6) months following his termination of employment (or upon his death, if earlier). Additionally, the reimbursement of expenses or in-kind benefits provided pursuant to this Agreement shall be subject to the following conditions: the expenses eligible for reimbursement or in-kind benefits in one taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits in any other taxable year; the reimbursement of eligible expenses or in-kind benefits shall be made promptly, subject to the Company’s applicable policies, but in no event later than the end of the year after the year in which such expense was incurred; and the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit. Notwithstanding any other provision of this Agreement, the Company or the Company Bank may withhold from amounts payable under this Agreement all amounts that are required or authorized to be withheld, including, but not limited to, federal, state, local and foreign taxes required to be withheld by applicable laws or regulations.

9. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey, without regard to the application of any choice-of-law rules that would result in the application of another state’s laws.

10. Entire Agreement. This Agreement sets forth the entire agreement between the Parties concerning the termination of Mr. Brady’s employment and his service as a director or consultants to the Company and the Company Bank, and supersedes any other written or oral promises concerning the subject matter of this Agreement. No waiver or amendment of this Agreement will be effective unless it is in writing, refers to this Agreement, and is signed by the Parties.

11. Successors and Assigns. This Agreement is binding upon, and shall inure to the benefit of, the Parties and their respective successors and assigns.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

OCEANFIRST FINANCIAL CORP.

By:	/s/ Christopher D. Maher
Name:	Christopher D. Maher

OCEANFIRST BANK

By:	/s/ Christopher D. Maher
Name:	Christopher D. Maher

STEVEN E. BRADY

/s/ Steven E. Brady

[Signature Page to Brady Separation and Consulting Agreement]